VivoSim Labs, Inc.
11555 Sorrento Valley Road, Suite 100

San Diego, CA 92121

March 27, 2026

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0406

Attention: Tim Buchmiller

Re:	Organovo Holdings, Inc.
Registration Statement on Form S-1
Initially Filed on March 27, 2026
Registration No. 333-294716

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Organovo Holdings, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-1 (Registration No. 333-294716) of the Company, filed with the Securities and Exchange Commission on March 27, 2026 (the “Registration Statement”), be accelerated so that the Registration Statement shall become effective at 5:00 p.m. (Eastern Time) on March 30, 2026, or as soon as possible thereafter.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Samantha Eldredge of Paul Hastings LLP, by telephone at (650) 320-1838 or by email at samanthaeldredge@paulhastings.com. The Company hereby authorizes Ms. Eldredge to orally modify or withdraw this request for acceleration.

Sincerely,

VIVOSIM LABS, INC.

By:	/s/ Keith Murphy
Name: Keith Murphy
Title: Executive Chairman

cc:	Samantha H. Eldredge, Esq. (Paul Hastings LLP)